Exhibit 99.2
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications – +31 40 268 3949
Ryan Young — Corporate Communications – +81 3 5793 1846
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations – +1 480 383 4005
Franki D’Hoore — Investor Relations – +31 40 268 6494
ASML Launches the TWINSCAN NXT:1950i Immersion Lithography System Enabling Faster and More Accurate Chip Production at Leading-edge Resolutions
Tokyo, Japan, December 3, 2008 — ASML Holding NV (ASML) today announces at SEMICON Japan the first system based on its new NXT lithography platform. The TWINSCAN™ NXT:1950i provides the increased productivity and extremely tight overlay that will enable chip manufacturers to shrink feature sizes to 32 nanometers and beyond in order to reduce costs — a nanometer is a millionth of a millimeter.
Feature shrink is the primary semiconductor cost reducer and chipmakers continue to shrink their designs as aggressively as they can. Today, this shrink is enabled by single-exposure immersion lithography. Double-patterning techniques with immersion scanners will also be used to make chip features smaller and continue Moore’s Law — which states that the number of transistors on a chip doubles every 24 months.
Double-patterning poses productivity challenges for chipmakers because a chip’s critical layers need to be exposed and processed twice adding complexity and cost. At the same time, chip makers demand ever more efficient single-patterning processes to remain competitive. ASML addresses these challenges with the new NXT platform. As announced in October of this year, the NXT platform is based on the proven TWINSCAN dual-stage architecture. New to the NXT is an improved dual-stage design that has higher acceleration, provides an increase in maximum scan speeds and reduces overhead time with seamless stage exchange. As a result, the NXT:1950i is designed for more than 200 wafers per hour which will enable chip makers to process 30 percent more silicon wafers per hour than today’s most advanced systems. ASML expects the NXT:1950i to process well over 4,000 wafers per day in volume manufacturing of memory chips.
Sophisticated semiconductor manufacturing also sets stringent requirements for overlay, the accuracy with which chip layers are imaged relative to one another. The TWINSCAN dual-stage architecture is able to measure the process-induced wafer deformation without productivity loss, using multiple alignment markers. This is only possible in dual-wafer stage systems such as TWINSCAN, which are able to drive productivity and overlay at the same time. In addition, the NXT platform features a shorter, more accurate measurement beam resulting in a 50 percent improvement in stage position control. The NXT:1950i is capable of 2.5-nanometer overlay making it suitable for all double-patterning techniques and advanced single-patterning processes.
The incredible imaging ability of a 1.35 numerical aperture (NA) lens enables single-patterning imaging at a resolution of 38 nanometers as well as cost-effective deployment of double patterning techniques in 32-nanometer and 22-nanometer processes.
In addition to these improvements in productivity and overlay, the NXT:1950i features a next generation immersion control system enabling the higher scan speeds while reducing defectivity by a factor of 2 to 3.
The new TWINSCAN NXT:1950i is the flagship in ASML’s portfolio. This portfolio leverages our technological innovations beyond the scanner which constitutes a more holistic approach to lithography and delivers immediate and tangible benefits for semiconductor manufacturers. Holistic Lithography integrates computational and fab lithography to increase process windows and allow chip makers to produce more, good die per wafer at a lower average cost.
ASML has received multiple orders from customers for the NXT:1950i and has scheduled shipments for the first half of 2009.
About the TWINSCAN lithography architecture
The TWINSCAN dual stage architecture is the only one of its kind and the de facto standard for 300-mm lithography production. More than 900 TWINSCAN systems are operating in the field today.
About double patterning
Double patterning (DPT) describes a variety of lithography techniques that involve splitting a complex layer pattern into two (or more) simpler patterns, and exposing them separately to recreate the original layer pattern on the wafer. This allows features to be created on the wafer that are smaller than could be resolved by the scanner in a single exposure. DPT using ArFi lithography is currently seen as the most likely technology for production at 32 nanometers. The accuracy required to align the multiple patterns places much tighter critical dimension uniformity (CDU) and overlay than the single-exposure techniques used to date. In addition, multiple lithography steps per layer mean ultra-high throughput lithography systems are needed to maintain fab productivity.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,750 employees, serving chip manufacturers in more than 60 locations in 16 countries.

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